Exhibit 1.02

Ball Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

Introduction

This Conflict Minerals Report (“CMR”) for the year ended 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

Company Overview

This report has been prepared by the Company (herein referred to as “Ball,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated.

Ball supplies innovative, sustainable packaging solutions for beverage, food and household products customers, as well as aerospace and other technologies and services primarily for the U.S. government. Our principal products include metal packaging for beverage, food and household products, as well as components related to aerospace and other technologies. We conducted an analysis of our products and found that some of our products contain Conflict Minerals which are necessary to their functionality or production.

Due Diligence

1.      Design of Due Diligence

Our due diligence measures have been designed to conform in all material respects with the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (the “OECD Guidance”).

a.      Establish Strong Company Management Systems

The Company adopted and made public a conflict minerals policy as part of its due diligence program. Our policy can be found at http://www.ball.com/images/ball_com/uploads/Ball_Conflict_Minerals_Policy.pdf. In addition to our conflict minerals policy, Ball has a Ball Business Ethics Handbook (the “Handbook”), which outlines expected behaviors for all of our employees. The Handbook addresses Ball’s commitment to compliance with all laws applicable to the way we do business and to social sustainability.

As part of our supplier agreements, we have Supplier Guiding Principles, which are included as an exhibit to our form supply agreements. These principles, among other things, state our expectation that our suppliers will maintain ethical business practices, including compliance with laws related to human rights. More specifically, we have begun to include a Conflict Minerals certification as part of our form supplier agreements. Since many of our agreements are long-term contracts, it will take several years for existing agreements to expire and for the Conflict Minerals certification to be included in all supplier agreements.

We have utilized the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (“EICC-GeSI”) conflict minerals reporting template (the “Reporting Template”) as a tool to collect information from upstream suppliers regarding the smelters and refiners from which Conflict Minerals in materials and/or components that are supplied to us are derived. In order to strengthen engagement with suppliers as part of establishing management systems, we have begun working toward increased engagement with our suppliers regarding Conflict Minerals by use of the Reporting Template through follow up with suppliers to improve response quality.

b.      Identify and Assess Risk in the Supply Chain

We have identified suppliers that potentially provide materials and/or components containing Conflict Minerals for our food, beverage or aerosol containers and the electronic components manufactured by our aerospace division. We rely on these suppliers to provide us with information about the source of Conflict Minerals contained in the materials and/or components supplied to us.

In our efforts to determine the mine or location of origin of any Conflict Minerals in our supply chain with greatest possible specificity, our due diligence program includes the review of information provided to us from a survey of relevant suppliers. Our survey included an inquiry regarding the identification of smelters through which any Conflict Minerals are sourced. Questionnaires were sent to all relevant suppliers in early 2013 requesting similar information to what is in the Reporting Template. Throughout 2013, we reviewed responses received from suppliers and requested additional information from non-responders and from suppliers that provided incomplete information in an effort to obtain more detailed information. The information received from suppliers was summarized and tracked. In December of 2013, the Reporting Template was sent to the suppliers, again requesting information regarding Conflict Minerals. Our due diligence team reviewed responses and tracked the results.

c.      Design and Implement a Strategy to Respond to Risks

As described above, we utilize the Reporting Template to collect information from suppliers and identify risk. When potential risk is identified, further inquiry takes place. The risk mitigation element of our due diligence program is still being developed, as we have not received information indicating that any suppliers are sourcing Conflict Minerals from smelters in the Covered Countries that are not currently certified as conflict free pursuant to the Conflict Free Sourcing Initiative’s (“CFSI”) Conflict Free Smelter Program (“CFS Program”). We will attempt to engage any of our suppliers found to be supplying us with Conflict Minerals from Covered Countries that support conflict, so as to seek to establish an alternative source of Conflict Minerals.

d.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. As part of our due diligence design, we rely on the CFS Program with respect to validating any responses we receive from our suppliers that any smelters in the Covered Countries included in their response are conflict free.

e.	Report on Supply Chain Due Diligence

Our due diligence program includes filing our Form SD and CMR with the SEC, as well as making our CMR publicly available at http://www.ball.com/images/ball_com/uploads/Ball_2014_Conflict_Minerals_Report.pdf, as required by the Rules.

2.      Supplier Survey Results

Of the suppliers that were surveyed, we received responses from eighty-four percent (84%) of the suppliers surveyed. Sixteen percent (16%) of the suppliers surveyed did not respond.

Less than one percent (<1%) of the suppliers that responded to our survey indicated that Conflict Minerals from the Covered Countries were included in their materials and/or components; however, these suppliers also indicated that the relevant smelters through which their Conflict Minerals were processed are smelters that participate in the CFS Program.

3.      Description of Products, Facilities Used and Country of Origin of Necessary Conflict Minerals

Ball is a manufacturer of metal packaging products as well as aerospace hardware, which are produced in a network of manufacturing facilities around the world. The tin contained in our metal packaging products is contained in the raw materials provided by our metal suppliers. Our aerospace hardware includes electronic components that contain other Conflict Minerals, including tantalum, tin, tungsten and gold.

We have elected not to present smelter and refiner names that have been identified by suppliers in this report due to the number of non-responders and incomplete responses that were received to our survey. Approximately twenty-five percent (25%) of the suppliers included in our survey responded using the Reporting Template, which requests that the respondent identify the smelters in its supply chain.

4.	Steps to Be Taken to Mitigate Risk

We intend to take the following steps to improve due diligence conducted regarding Conflict Minerals to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the Covered Countries:

a.
We will review our due diligence process and supplier inquiry documents in anticipation of the next reporting cycle to ensure all relevant suppliers are included in the survey and that information is adequately collected and reviewed, and appropriate follow up measures are taken.

b.	We will track communication with suppliers to attempt to increase the response rate and improve the content of the supplier survey responses.

c.
We will attempt to engage any of our suppliers found to be supplying us with 3TG from Covered Countries that support conflict to establish an alternative source of 3TG that does not support such conflict.

d.	We will continue to include a Conflict Minerals clause in new supplier contracts.

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